starpharma

RECEIVED
2007 APR -2 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

26 March 2007

07022064

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

SUPPL

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since 23 February 2007. The first release after this date was on 6 March 2007 .

Yours faithfully,

B P Rogers
Company Secretary

PROCESSED
APR 06 2007
THOMSON
FINANCIAL

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

starpharma

File No. 82-34832

Starpharma Joins International OTCQX, A New Premium Market Tier for OTC Securities in the U.S.

Melbourne; 26 March 2007: Starpharma (ASX:SPL, OTCQX:SPHRY), a leader in the development of dendrimer nanotechnology for pharmaceutical and other applications, announced today that it will upgrade its Level 1 American Depository Receipts (ADR) program to International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

International OTCQX provides a gateway to U.S. securities markets by giving public international companies a vehicle to have their shares traded in the U.S. and provide ongoing disclosure in English to U.S. investors. More importantly, International OTCQX distinguishes the reputable international issuers from the almost 5,000 over-the-counter (OTC) securities electronically traded on the Pink Sheets. Only leading companies that have substantial operating businesses and provide credible disclosure to the public are eligible for inclusion on the premium-tier International OTCQX, which commenced trading on 5 March 2007.

"This builds on Starpharma's highly successful ADR program, which already accounts for over 10% of the company's issued stock," said Dr. Jackie Fairley, CEO of Starpharma.

"The upgrading of Starpharma's Level 1 ADRs to International OTCQX has a number of advantages as well as providing another tier on our way to Level 2 ADRs. It will also be accompanied by several new US brokers acting as market makers for SPHRY," Dr. Fairley added.

Starpharma's ADRs are deposited with the Bank of New York, which was approved by Pink Sheets on 17 January 2007 as an ADR Principal American Liaison (PAL) for International OTCQX-listed companies.

"We are delighted to approve Starpharma for our new International PrimeQX market tier," said Cromwell Coulson, Pink Sheets CEO. "International OTCQX will make this exciting biotechnology company listed on the Australian Stock Exchange easily accessible to U.S. Investors."

About Starpharma Holdings Limited:

Starpharma Holdings Limited (ASX:SPL, OTCQX:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and Dendritic Nanotechnologies, Inc in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

Starpharma's proprietary dendrimer platform, which includes Priostar, also has potential in targeted diagnostics and in drug delivery for a wide variety of drugs. Improvements including enhanced solubility, targeting and reduced toxicity have been demonstrated for a number of existing drugs. More broadly the company, via DNT, is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation. SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

About Pink Sheets, LLC

Pink Sheets LLC (www.pinksheets.com) is a privately owned company based in New York City. It is the leading provider of services, software, and pricing and financial information for the over-the-counter (OTC) securities markets. Pink Sheets' electronic quotation, trading and disclosure services enhance the efficiency of OTC trading, provide better executions for OTC investors and improve the capital formation process for OTC issuers.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code SPHRY (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** (www.starpharma.com)	
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

File No. 82-34832

RECEIVED

2007 APR -2 A 9:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

starpharma

Starpharma's DNT to supply Dendrimer kits to Sigma-Aldrich

Melbourne; 23 March, 2007: Starpharma (ASX:SPL, USOTC:SPHRY), through its U.S. subsidiary company Dendritic Nanotechnologies Inc (DNT), will be supplying Sigma-Aldrich with dendrimer kits of two product lines that will be available for purchase through Sigma-Aldrich.

DNT will initially supply the STARBURST® dendrimer kits to Sigma-Aldrich for sale to research markets. STARBURST® is the product name for DNT's dendrimer technology in growing demand as a research tool for early stage drug discovery and development. The product has a range of applications, including improving the water solubility of drugs, enhancing the performance of metal catalysts, and providing precise nanoscale materials for researching material and biological phenomena.

"The dendrimers kits will allow researchers to try different nanometer sizes or reactivity in a cost effective solution as they evaluate the optimal dendrimer for their application," said Ryan Hayes, Director of Business Development for DNT. "The new PEGylated dendrimers combine the water solubilizing power of dendrimers and poly(ethylene glycol) in one nanomaterial for dissolving insoluble molecules, such as drugs."

DNT offers a range of STARBURST® dendrimers for sale to researchers, with various cores, sizes, and surfaces. Each kit consists of traditional PAMAM (Poly amidoamine) dendrimers in various nanometer sizes that have been popular with researchers worldwide. More details about the dendrimers and pricing of the kits will be available at Sigma-Aldrich's Web site (www.sigma-aldrich.com).

Sigma-Aldrich will also publish a DNT application note that will be released in the next issue of its technical publication *Material Matters*. This application note highlights the versatility of dendrimers to enhance the water solubility of poorly-water soluble compounds such as pharmaceuticals as well as the importance of screening different types of dendrimers for that application.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and **Dendritic Nanotechnologies, Inc** in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

Starpharma's proprietary dendrimer platform, which includes Priostar, also has potential in targeted diagnostics and in drug delivery for a wide variety of drugs. Improvements including enhanced solubility, targeting and reduced toxicity have been demonstrated for a number of existing drugs. More broadly the company, via DNT, is actively exploring dendrimer opportunities in materials science with applications as diverse as adhesives, lubricants and water remediation. SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

About Dendritic Nanotechnologies Inc. (DNT)

Starpharma's wholly owned U.S. based operating subsidiary – Dendritic Nanotechnologies, Inc. located in Mount Pleasant, Michigan - provides innovative dendrimer technologies and commercialization services with its new proprietary Priostar™ dendrimer technologies. DNT's

proprietary Priostar™ dendrimer platform serves as a targeted diagnostic and therapeutic delivery system for a wide variety of drugs to cancer cells and other diseases. Improved efficacy, enhanced solubility, and lower toxicity have been demonstrated for a number of existing drugs. Priostar™ dendrimers are the newest generation of dendrimers and were engineered to be commercially viable (reduced manufacturing complexity and costs). The company has patents pending on its Priostar™ family of dendrimers. Priofect, Priostar and STARBURST® are trademarks of Dendritic Nanotechnologies, Inc. All other trademarks mentioned herein are held by their respective owners.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries. Dendrimers are highly branched polymeric nanostructures that are very precise in shape and size. The widely researched STARBURST™ PAMAM dendrimers were invented by Dr. Donald Tomalia, DNT's chief science officer.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code SPHRY (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	Starpharma www.starpharma.com		
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer Starpharma Holdings Ltd +61 3 8532 2700 jackie.fairley@starpharma.com	**Dr Robert Berry** President, DNT Tel: 989.774.1799 berry@dnanotech.com	**Ben Rogers** Company Secretary Starpharma Holdings Ltd +61 3 8532 2702 ben.rogers@starpharma.com

starpharma

File No. 82-34832

Starpharma Information To Be Available Through Standard & Poor's Corporation Records Listing Program

Melbourne, Australia: 6 March 2007: Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) announced today that its company information has been made available in Standard & Poor's Corporation Records Listing Program.

As part of the S&P program, a full description of Starpharma Holdings has been published in the Daily News Section of Standard Corporation Records, a recognized securities manual for secondary trading in approximately 38 US states under their Blue Sky Laws. Standard Corporation Records is available in print, CD-ROM, and via the Web at www.netadvantage.com, as well as through numerous electronic vendors.

The company information about Starpharma Holdings to be made available through this program includes an in-depth description of Starpharma's business operations, share price, dividend history, shares outstanding, company financial position, earnings, and a full income statement and balance sheet.

FURTHER INFORMATION

SPHRY: Starpharma's American Depositary Receipts (ADRs) trade under the code SPHRY (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

The ADR program was launched in January 2005 and ADRs now represent 10.2% of issued capital. Starpharma's participation in Standard & Poor's Records Listing Program will allow brokerage and investment firms to actively promote SPHRY in as many as 38 US states, further increasing liquidity. Without coverage such as that provided by this program, under state securities or "blue sky" laws, brokers would only be permitted to respond to calls from investors.

The listing is also a part of the process that will qualify SHPRY for participation in the new OTCQX International Prime program, which is due to commence shortly. OTCQX is intended to enhance the trading range of qualified international issuers from among the thousands of securities electronically traded on the OTC markets.

Starpharma's ADR program is managed by The Bank of New York and traded by major brokers including Merrill Lynch, Credit Lyonnais, Natexis Bleichroeder, and Pershing LLC. Three further broking firms are expected to be added as Market Makers in SPHRY over the coming weeks.

Starpharma Holdings Ltd

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) is a world leader in the development of dendrimer nanotechnology for pharmaceutical, life-science and other applications. SPL is principally composed of two operating companies, Starpharma Pty Ltd in Melbourne, Australia and Dendritic Nanotechnologies, Inc in Michigan, USA. Products based on SPL's dendrimer technology are already on the market in the form of diagnostic elements and laboratory reagents.

The Company's lead pharmaceutical development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes, and currently in clinical trials.

The Company's other lead product is PrioFect™, a new application of dendrimer technology. PrioFectTM is a transfection agent with applications including siRNA (small interfering RNA) transfection. In February 2007 PrioFect™ was licensed for non-therapeutic applications to EMD Biosciences, part of Merck KGaA's Performance and Life Science Chemicals division.

More broadly the company is actively exploring dendrimer opportunities in areas such as Drug Delivery, Targeted Diagnostics and in materials science applications such as adhesives, lubricants and water remediation.

SPL has a comprehensive IP portfolio that comprises more than 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies.

Contacts:

Starpharma www.starpharma.com		
Media: **Rebecca Wilson** **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

Standard & Poor's	
Media relations contact: Michael Privitera 212 438-6679 michael_privitera@standardandpoors.com	**Customer contact:** Maria Cruz 212 438-3671 maria_cruz@standardandpoors.com

END